October 28, 2005

H. Roger Schwall
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 27, 2005, regarding
Enterra Energy Trust
Form 20-F for fiscal year ended December 31, 2004 filed July 15, 2005
File No. 000-32115

Dear Mr. Schwall:

This letter responds to the staff’s comments set forth in the September 27, 2005 letter regarding the above-referenced Form 20-F (the “2004 Form 20-F”). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 20 – F for the Fiscal Year Ended December 31, 2004

Summarized Financial and Operational Data, page 45

Staff Comment No. 1.

1.	“We have read the material you provided in response to prior comment 1, in which you argue for the continued use of the caption “Cash Flow from Operations,” for purposes of referring to your non-GAAP measure, and retention of your cash flow per unit disclosures, while expressing a preference for limiting any disclosure revisions to future filings. You suggest that such labeling is common in the industry and widely understood to be different from the GAAP-based measure “Cash Provided by Operating Activities.” However, it is our observation that these captions, and similar variations, are commonly used interchangeably by reporting companies; and within the accounting, auditing and reporting literature, both in Canada and the United States, in referring to measures compiled in accordance with GAAP. Further, we do not interpret the observations you cite, on non-compliance with CSA Staff Notice 52-306, as expressly permitting the use of GAAP labeling for non-GAAP information. Therefore, we are unable to concur with your view that the distinction you perceive is sufficiently clear to investors. Accordingly, we continue to believe that you will need to amend your filing to conform your labeling with the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K.

We also understand that you believe disclosing measures of cash flow per unit is accommodated under Section B.2 of Release 33-8176. We ask that you read the

October 28, 2005

qualifying language offered in footnote 11 of that release, stating “… per share measures that are prohibited specifically under GAAP or Commission rules continue to be prohibited in materials filed with or furnished to the Commission,” and the transitional guidance provided by the Division of Corporation Finance in June 2003, specifically the response to question 11, in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located on our website at the following address:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Our FAQ clarifies that “… the GAAP prohibition on presenting cash flow per share is maintained and per share measures of liquidity continue to be prohibited.” We continue to believe that your reporting of cash flow per unit is at odds with acceptable practice.

As for the requirement to reconcile your non-GAAP measure to the most comparable GAAP-based measure, we note that while you explain that you have been unable to locate guidance for identifying the most directly comparable financial measure presented in accordance with GAAP, you believe the labeling you have utilized creates a perception of your measure as being cash in nature, while associating it with your comparable measure, and provide disclosure that is persuasive in this regard. It should be clear why you have selected earnings over operating cash flows as the most directly comparable GAAP measure. Merely adding a reconciliation to operating cash flows is not sufficient.

Additionally, since you disclose on page 50 that your non-GAAP measure “excludes one-time non-recurring events that may otherwise distort the financial results”, you will need to demonstrate that your computation is consistent with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. Further, we believe that you have not provided the disclosure necessary to establish the appropriateness of your measure, from which you have eliminated the effects of recurring items, as we advised would be necessary in our response to question 8, included in our June 2003 summary of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Regardless of whether you are able to reconfigure your disclosures of non-GAAP information to comply with the guidance in Item 10(c) of Regulation S-K, or find it necessary to remove these metrics, in conjunction with your amendment, you should provide disclosure explaining that due to the similarity between labeling previously utilized for your non-GAAP measure, and that which is often applied to the GAAP-based measure of operating cash flow, you are either adopting a new caption or are discounting the presentation. Under either scenario, we believe you should include comparable metrics based on the GAAP measure of operating cash flows to bridge the transition in your disclosure and narrative. We reissue prior comment 1.

Enterra’s Response:

The revised disclosure is included in the amended 2004 Form 20-F filing.

October 28, 2005

Staff Comment No. 2.

“With regard to your response to prior comment 2, please include your revised controls and procedures disclosure in your amended 2004 Form 20-F filing.”

Enterra’s Response:

The revised controls and procedures disclosure is included in the amended 2004 Form 20-F filing.

Staff Comment No. 3.

“We note your response to prior comment 3, in which you did not provide support for reporting the non-GAAP metrics in your Canadian GAAP financial statements, but agreed to eliminate these items from future filings. As with the other matters discussed in this letter, we believe that limiting compliance to future filings is not sufficient.”

Enterra’s Response:

We have revised the operating section of the Statements of Cash Flows contained in Enterra’s consolidated financial statements in response to the Staff’s comment to remove the subtotal. The U.S GAAP reconciliation in Note 17(k) to our financial statements has been revised to remove the statement that under U.S. GAAP the subtotal is not permitted to be shown except as a reconciling item.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (403) 263-0262.

Sincerely,
Enterra Energy Trust

John Kalman
Chief Financial Officer

cc:	E. Keith Conrad President and Chief Executive Officer